Filed Pursuant to Rule 433

Registration Statement No. 333-211718

THE TORONTO-DOMINION BANK

US$1,000,000,000 1.850% SENIOR MEDIUM-TERM NOTES, SERIES A, DUE 2020

FINAL TERM SHEET

DATED SEPTEMBER 7, 2017

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated September 7, 2017 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 30, 2016 and the caption “Description of the Debt Securities” in the Prospectus dated June 30, 2016.

Issuer:	The Toronto-Dominion Bank (the “Bank”)

Issue:	1.850% Senior Medium-Term Notes, Series A, due 2020 (the “Notes”)

Expected Issuer Ratings:[1]	Moody’s Investors Service: Aa2 (outlook: negative) / Standard & Poor’s: AA- (outlook: stable)

Principal Amount:	US$1,000,000,000

Issue Price:	99.887% plus accrued interest, if any, from September 12, 2017

Trade Date:	September 7, 2017

Settlement Date (T+3):

September 12, 2017

It is expected that delivery of the Notes will be made against payment therefor on or about September 12, 2017, which is the third business day following the date hereof (such settlement cycle being referred to as “T+ 3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

Maturity Date:	September 11, 2020

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Interest Rate:	1.850%

Treasury Benchmark:	UST 1.500% due August 15, 2020

Treasury Benchmark Price:	100-12

Treasury Benchmark Yield:	1.369%

Spread to Treasury Benchmark:	T + 52 basis points

Re-Offer Yield:	1.889%

Interest Payment Dates:	Semi-annually on March 11 and September 11 of each year, beginning on March 11, 2018

Day Count Fraction:	30/360

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts with respect to the Notes (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date.

Use of Proceeds:

An amount equal to the net proceeds of the sale of the Notes will be used to fund the financing or refinancing of North American project loans, equipment loans, and/or general corporate finance loans and revolvers, where the use of such funds meets the TD Green Bond Eligibility Criteria (defined below).

Some or all of such amount can also be used to fund general corporate finance loans and revolvers for borrowers that derive at least 95% of revenue from sources that meet the TD Green Bond Eligibility Criteria; provided that such general finance loans and revolvers are not used by such borrowers to fund activities that do not meet the TD Green Bond Eligibility Criteria.

The “TD Green Bond Eligibility Criteria” reflect good practices for supporting the transition to a low carbon economy through projects within North America in one or more of the following areas (“Eligible Green Projects”):

Area	Description	Categories
Renewable energy generation	Investments that help supply energy from renewable and low carbon sources	Wind energy
Geothermal energy
Solar energy
Tidal and ocean energy generation
Biomass[2]
Hydropower[3]

Energy efficiency and management	Investments that help reduce energy consumption or help manage and store energy	Building efficiency
Industrial efficiency
Transportation efficiency
Energy distribution, storage, and management
Climate change and eco-efficient products, production technologies, and processes

Green infrastructure and sustainable land use	Investments that support conservation, sustainable land, waste or water management, and enhance climate resiliency	Sustainable agriculture
Sustainable forestry
Water and waste-water management and treatment
Sustainable waste management
Conservation
Pollution prevention and control

We expect amounts equal to the net proceeds of the sale of Notes to be fully allocated to Eligible Green Projects within 18 months of the date of original issuance of the Notes. Amounts equal to the net proceeds of the sale of the Notes will be held in a segregated investment portfolio consisting of cash or short-term liquid money market instruments (the “TD Green Account”). Funds will be released from the TD Green Account to pay the actual funding obligations of an Eligible Green Project or, to the extent general funds of the Bank are instead used or have been used to fund Eligible Green Projects, such released funds may be used by us for general corporate purposes. See also “Use of Proceeds” in the accompanying prospectus. Eligible Green Projects include existing projects with disbursements made by us during the 24 months preceding the issue date of the Notes.

[2]	Bioenergy from sources that do not deplete existing terrestrial carbon pools.
[3]	Existing hydropower assets in temperate zones, or new hydropower facilities under 25 MW generation capacity.

Consequently, on the issue date of the Notes, an equivalent amount of the net proceeds from the sale of the Notes will be released from the TD Green Account to be used by us for general corporate purposes.

Payment of principal and interest on the Notes will be made from our general funds and will not be directly linked to the performance of any Eligible Green Project.

During the term of the Notes, we will provide investors with annual updates regarding (1) the overall aggregate allocation of funds from the TD Green Account to different categories of existing and future Eligible Green Projects and (2) assertions by management that amounts equal to the net proceeds from the sale of the Notes have been invested either in qualifying Eligible Green Projects or a segregated investment portfolio. The updates set forth in (1) and (2) above will be accompanied by a report from an independent accountant in respect of the independent accountant’s examination of management’s assertions conducted in accordance with generally accepted assurance standards. These updates will be provided as a supplement to our Corporate Responsibility Report, which will be hosted on the TD Corporate Responsibility website and archived under the ‘Archived Reports’ section of the ‘Publications’ tab. We do not incorporate website contents into this term sheet. We will provide these updates and accompanying reports through and including the last annual update after amounts equal to the net proceeds of the sale of the Notes have been fully allocated to Eligible Green Projects, after which we may discontinue such updates at any time in our sole discretion.

Listing:	None

Joint Book-Running Managers:	TD Securities (USA) LLC
Goldman Sachs & Co. LLC nabSecurities, LLC

CUSIP / ISIN:	89114QBT4 / US89114QBT40

Changes to Preliminary Pricing Supplement

Use of Proceeds modification

The sixth paragraph under the section “Use of Proceeds” in the Preliminary Pricing Supplement (appearing on page PS-7 thereto and as set forth above) is modified to read as follows (additions underlined and deletions shown in strikethrough text):

During the term of the Notes, we will provide investors with annual updates regarding (1) the overall aggregate allocation of funds from the TD Green Account to different categories of existing and future Eligible Green Projects and (2) assertions by management that amounts equal to the net proceeds from the sale of the Notes have been invested either in qualifying Eligible Green Projects or a segregated investment portfolio. The updates set forth in (1) and (2) above will be accompanied by a report from an independent accountant in respect of the independent accountant’s examination of management’s assertions conducted in accordance with generally accepted assurance standards ~~attestation standards established by the American Institute of Certified Public Accountants~~. These updates will be provided as a supplement to our Corporate Responsibility Report, which will be hosted on the TD Corporate Responsibility website and archived under the ‘Archived Reports’ section of the ‘Publications’ tab. We do not incorporate website contents into this pricing supplement. We will provide these updates and accompanying reports through and including the last annual update after amounts equal to the net proceeds of the sale of the Notes have been fully allocated to Eligible Green Projects, after which we may discontinue such updates at any time in our sole discretion.

The Issuer has filed a registration statement (including a prospectus supplement and a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the pricing supplement, when available, the prospectus supplement, and the base prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman Sachs & Co. LLC at 1-866-471-2526 or nabSecurities, LLC at 212-916-9500 or nab.syndicate@nab.com.au.